UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-39173

NovaBridge Biosciences

2440 Research Boulevard, Suite 400

Rockville, MD 20850

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                Form 40-F ☐

NovaBridge Biosciences (the “Company”) reports that clinical data from the ongoing Phase 1 clinical trial of ragistomig (also known as “ABL503” or “TJ-L14B”), a bispecific antibody targeting both PD-L1 and 4-1BB being jointly developed by the Company and ABL Bio Inc. (“ABL Bio”), were presented in a poster at the European Society for Medical Oncology (ESMO) Congress 2026 by ABL Bio in Madrid, Spain, on October 23, 2026.

Incorporation by Reference

The information set forth in this report on Form 6-K shall be deemed to be incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333-286954) and Form S-8 (File No. 333-239871, File No. 333-256603, File No. 333-265684, File No. 333-279842, File No. 333-290195 and File No. 333-298369) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this Form 6-K is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Poster – Dose Optimization of Ragistomig (ABL503/TJ-L14B), a PD-L1x 4-1BBBispecific Antibody

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NovaBridge Biosciences

By	:	/s/ Kyler Lei
Name	:	Kyler Lei
Title	:	Chief Financial Officer

Date: October 23, 2026